Exhibit 3.5

Changes to the Third Amended and Restated Articles of Association, approved by the shareholders on September 2, 2013

AMENDMENTS TO CURRENT ARTICLES OF ASSOCIATION

1.	Article 6 shall be amended and replaced in its entirety with the following, to read as follows:

The registered share capital of the Company is NIS 1,000,000, divided into 100,000,000 shares, nominal value NIS 0.01 each, as follows: (i) 99,774,618 Ordinary Shares; (ii) 8,282 Preferred A Shares; (iii) 15,000 Preferred B Shares; (iv) 152,100 Preferred B1 Shares; and (v) 50,000 Preferred B2 Shares.